

April 21, 2011

Via U.S. Mail

Fred Knechtel
Senior Vice President and Chief Financial Officer
Remy International, Inc.
600 Corporation Drive
Pendleton, IN 46064

> **Re:** **Remy International, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 25, 2011**
> **File No. 333-173081**

Dear Mr. Knechtel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Market and industry data, page i

2. We note you have relied on reports from third-party sources, including IHS Global Insight, Frost & Sullivan, and JD Power & Associates, for data. Please provide us with the relevant portions of the materials you cite. Additionally, please confirm that reports and information provided by third parties were not prepared specifically for inclusion in

the prospectus and are available for free or for a nominal subscription. Alternatively, provide consents of the third parties pursuant to Rule 436 with your next amendment.

3. Please revise to remove the implication that third-party information contained in the prospectus may not be accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.

Prospectus Summary, page 1

4. Please revise the last sentence of the first paragraph under Our Company to also disclose the net loss attributable to common stockholders for the most recent audited period.

Strong operating margins and cash flow profile, page 5

5. Please revise to identify who you consider to be your industry peers.

Accomplished management team with track record of improving financial performance, page 5

6. Please delete "[a]ccomplished" from the heading of this subsection. Also replace the phrase "track record" which suggests that their efforts alone caused the improvement.

Risk factors, page 11

7. Please delete the last sentence of the introductory paragraph. If a risk is not deemed material, it should not be referenced.

Disruptions in our or our customers' supply chain may harm our business, page 13

8. To the extent material, please revise to address the impact of the recent natural disaster in Japan on your suppliers or on orders from your OEM customers. Revise your MD&A in this manner as well.

The loss or deteriorating financial condition of a major customer, page 14

9. If you have any other customer besides GM that accounts for more than 10% of your net sales, please disclose here and give the percentage.

10. Please revise to disclose the percentage of hybrid electric motor sales attributable to GM and BMW. Also, separately caption the last paragraph of this section as a separate risk.

Our global operations subject us to risks and uncertainties, page 18

11. Please tell us, with a review to revised disclosure, whether recent instability in Tunisia has affected or could potentially affect your business operations there.

Escalating pricing pressures from our customers, page 20

12. We note that some large retail aftermarket customers require you to provide financial assistance. Please discuss your participation in these initiatives in MD&A and how these demands can and do impact your financial condition and results of operations.

Use of proceeds, page 34

13. We note that you may use the proceeds to reduce outstanding indebtedness. Please revise to include the disclosure required by Instruction 4 to Item 504 of Regulation S-K. To the extent indebtedness owed to related parties will be reduced with the proceeds, please list this separately.

14. In addition, once you have determined the approximate net proceeds of the offering, please revise to disclose the approximate amount intended to be used for each purpose discussed in this section.

Capitalization, page 35

15. We note that subsequent to December 31, 2010 you sold common stock and used a portion of the proceeds to redeem preferred stock. Please tell us what consideration you gave to presenting the effects of this transaction separate from the planned issuance and sale of common stock upon effectiveness of this offering.

Management's discussion and analysis, page 41

Prices of materials, page 43

16. Please revise the first paragraph of this section to quantify the extent to which your operating results were negatively impacted by raw materials prices.

Results of Operations, page 47

17. We note significant changes in net sales between the periods presented; however, your discussion regarding the changes is very general. We note per the paragraph on gross profit that margins increased due to higher sales volumes and increased productivity due to restructuring efforts. These factors and their impact on net sales should also be discussed. Please expand your discussion on net sales to provide more meaningful information regarding the significant changes including quantifying the impact of changes in volume and pricing.

18. We note that cost of goods sold is material to your revenues, margins and results, but that there is no analysis of these costs. Please revise your disclosure accordingly and include a quantification of the significant components of cost of sales (for example, metals, cores,

labor, warranty or other categories, as appropriate) so that investors may understand the nature of your various costs and how changes therein impact your reported results.

19. We note that the remanufacturing operations (cores) have a significant impact on your assets, liabilities, and operations. In light of this significance, we believe a discussion in MD&A which highlights this integral part of your business and how changes in assumptions and other factors surrounding these operations have impacted overall operations would assist an investor in gaining a better understanding of cores and their role in your business.

20. Please explain the "one-time sale of inventory' of $35.5 million that occurred in 2009.

Business, page 63

21. Please disclose the source for the market position data discussed in the last paragraph on page 63.

22. Please revise the graphs on pages 66 to 68 to include estimated data for each of 2011 to 2014.

Increasing annual miles driven in the United States, page 68

23. Please revise the graph on page 68 by making it larger to improve readability.

24. Please balance the graphical presentation by revising the arrow to reflect the significantly slower rate of increase in annual miles driven in 2009 and 2010.

25. To the extent that recent events are not reflected in the data presented here, please revise to balance this disclosure by discussing the impact that recent increases in gas prices have and may have on annual miles driven and therefore demand for aftermarket parts.

Leading non-OEM manufacturer of hybrid electric motors, page 70

26. Please provide us with substantiation for your statements that "[y]our products have demonstrated over 1 billion miles of proven reliability as measured by a near zero-defect performance" and "[y]our hybrid-electric motors provide the highest power density and peak performance, outperforming models produced by major competitors." Also, we suggest removing the reference to other competitors as inappropriate.

27. Please revise to discuss the impact to you of the decision of GM and BMW to produce some hybrid electric motors in house. Discuss whether you anticipate the trend of OEM customers producing hybrid-electric motors in-house to continue and the effect it would have on your goal of continued growth in this market. We note in this regard the last risk factor on page 14.

Our strategy, page 71

Provide value-added services that enhance customer performance, page 72

28. Please revise to briefly explain how the "Remy Optimized Inventory and Vendor Management Inventory programs support customer growth and product category profitability."

Customers and distribution channels, page 74

29. Please file the agreement with Allison referenced in the second full paragraph on page 75 or advise.

Code of business conduct and ethics, page 89

30. Please disclose whether you intend to make your code of business conduct and ethics available on your website.

Executive compensation, page 90

Annual incentive plan, page 92

31. Please revise the first full paragraph on page 93 to include a cross-reference a description of the components of adjusted EBITDA.

Principal stockholders, page 119

32. Please identify by footnote the natural person(s) who exercise voting or dispositive power over the shares held by Fidelity National Special Opportunities, Inc. and Ore Hill Hub Fund Ltd.

Material U.S. federal income tax consequences to non-U.S. holders, page 129

33. Please revise the last paragraph on page 129 to remove the disclaimer that the tax discussion is "for general purposes only."

Consolidated statements of cash flows, page F-6

34. We note that during 2010 you paid in full your Third-Priority Floating Rate Secured PIK notes and that this payment included interest previously incurred but not paid (paid in kind interest). We note that you classified the 2010 payment of this deferred interest along with the repayment of principal as a financing cash outflow. Because paid in kind notes are in substance simply an obligation for unpaid interest, upon payment the cash outflow should be reflected as an operating outflow, similar to any other interest, as required by paragraph ASC 230-10-45-17. Therefore, please revise to reclassify the

payment of the deferred interest as an adjustment to reconcile net income (loss) to net cash provided by operating activities.

Note 2. Summary of significant accounting policies, page F-8

Revenue recognition

35. Your policy describes the general conditions for revenue recognition. Please revise to state when you recognize revenue.

36. We note that prior to April 2009 you had arrangements with certain customers in which you recognized revenue on your products at the customers' point of sale. Please tell us what percentage of total sales this represented. Also tell us whether you still do business with this customer, and if so, what circumstances have changed such that recognition at the point of sale to the end user is no longer appropriate.

Note 5. Inventories, page F-22

37. Please consider revising to disclose the amount of used cores included in inventory.

Note 9. Other current liabilities and accrued expenses, page F-25

38. Please tell us and disclose what comprises the balance 'other' in other current liabilities and accrued expenses.

Note 21. Business segment and geographical information, page F-44

39. We note that operations have been aggregated for segment reporting purposes because of their similar economic characteristic of the operations and because of the nature of products, production processes, customers and methods of distribution are similar. Please tell us what operating segments you have that were aggregated, and the basis for your conclusion. In particular, we note that you have sales to OEM's and aftermarket customers and these sales can be broken down by type of vehicle (light vehicle and commercial). Please explain to us how the economic characteristics for all of these sales are economically similar such that aggregation is appropriate pursuant to ASC 280-10-50-11.

Note 22. Other commitments and contingencies, page F-45

40. Please revise to disclose management's assessment of the likelihood of loss for each of these matters and whether accrual has been made for probable losses. For reasonably possible losses, please disclose the amount or range of reasonably possible loss.

Note 23. Supplemental cash flow information, page F-47

41. We note that a gain of $8 million was deferred as a result of an extinguished customer obligation. Please explain to us what is meant by "recognized to reflect the pattern of economic benefit" with regard to its recognition and also tell us the circumstances surrounding the agreement that support your treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

                                        Sincerely,

                                        Max A. Webb
                                        Assistant Director

cc: Via facsimile (212) 649-9479
         Robert S. Rachofsky, Esq.
         Dewey & LeBoeuf LLP